STATEMENTS OF CASH FLOWS

Producer:Yongkang Scrou Electric Co., Ltc Unit: RMB

Item	关键编号	Note	2012 Year
1. CASH FLOWS FROM OPERATING ACTIVITIES			
cash received from sales of goods and rendering of services	101		32,118,708.33
tax return	102		
other cash received relating to operation activities	103		8,382,500.27
Subtotal cash inflows from operation activities			40,501,208.60
cash paid for goods purchased and services received	104		15,773,328.87
cash paid to and for employees	105		1,638,525.77
taxes paid	106		171,991.66
other cash paid relating to operation activities	107		18,898,117.65
Subtotal cash outflows used in operation activities			36,481,963.95
net cash flows from operation activities			4,019,244.65
2. CASH FLOWS FROM INVESTING ACTIVITIES			
cash received from disposal of investments	201		
cash received from returns of investments	202		
net cash received from disposal of fixed assets, intangible assets and other long-term assets	203		
net cash received from disposal of subsidiaries and other business units	204		
other cash received relating to investment activities	205		
Subtotal cash inflows from investment activities			
cash paid to acquire fixed assets, intangible assets and other long-term assets	206		2,752,864.96
cash used in investment	207		
net cash outflows of procurement of subsidiaries and other business units	208		
other cash payments relating to investment activities	209		
Subtotal cash outflows used in investment activities			2,752,864.96
net cash flows from investment activities			-2,752,864.96
3. CASH FLOWS FROM FINANCING ACTIVITIES:			
cash received from capital contribution	301		
cash received from loans	302		
cash from issuance of securities	303		
other cash received relating to financing activities	304		
Subtotal cash inflow from financing activities			0.00
cash repayment of debts	305		
cash payments for dividend, profit and interest	306		
other cash paid relating to financing activities	307		
Subtotal cash outflow used in financing activites			0.00
net cash flows provided by financing activities			0.00
4. Effect of exchange rate changes on cash and cash equivalents			
5.net increase in cash and cash equivalents			1,266,379.69
add:begining cash and cash equivalents balance		(11) 6	1,216,390.12
6.ending cash and cash equivalents balance		(11) 6	2,482,769.81

legal representative: accountant in charge accounting head ;

工 业 企 业 会 计 报 表

BALANCE SHEETS

producer: Yongkang Scrou Electric Co., Ltd　　12.31.2012　　unit: Yuan

assets	行次	beginning of year	ending	liabilities and shareholders' equity	行次	beginning	ending
Cash on hand and cash at bank	1	1,216,390.12	2,482,769.81	short term loans	37		
Short term investments	2			Notes payables	38		
Notes receivable	3			Accounts payables	39	424,040.17	11,906,991.11
Dividend receivable	4			advances to suppliers	40		50,000.00
Interest receivable	5			Accrued Payroll	41	135,903.80	163,222.49
Accounts receivable	6	13,542,800.40	27,861,629.85	Accrued welfare	42		
Less: Bad debt provision	7			profit payable	44		
Net accounts receivable	8			dividend payable	45		
Other receivables	9	9,500.00	10,004,037.00	taxes payable	46	3,350,795.89	3,953,164.24
prepayments to suppliers	10	606,027.03	1,081,527.48	other payables	48	2,976.90	16,356.68
subsidy receivable	11			accrued expenses	49		
Inventory	12	9,424,311.93	2,818,454.69	estimated liabilities	50		
prepaid expenses	13			long term liabilities maturing within one year maturity	51		
long term bonds investment maturing within one year	14			other current liabilities	52		
other current assets	15			total current liabilities	53	3,913,716.76	16,091,734.52
total current assets	16	24,799,029.48	44,248,418.83				
long term investment:							
long term investment:	17						
long term debts investments	18			long-term liabilities :			
entrust loans	19			long-term loans	54		
total long term investment	20			bonds payable	55		
fixed assets :				long-term payables	56		
fixed assets, at cost	21	3,081,829.98	5,834,694.94	special payables	57		
less:accumulated depreciation	22	69,325.52	585,920.72	other long-term liabilities	58		
net fixed assets	23	3,012,504.46	5,248,774.22		59		
Less: provision for fixed asset impairment	24			of which:working fund for housing	60		
net fixed assets	25	3,012,504.46	5,248,774.22	deferred taxes :			
engineering material	26			deferred taxes liability	61		
Construction in progress	27			total liabilities	62	3,913,716.76	16,091,734.52
disposal of fixed assets	28						
total fixed assets	29	3,012,504.46	5,248,774.22	shareholders' equity :			
intangible assets and other assets :				paid-in capital	63	40,000,000.00	40,000,000.00
intangible assets	30	27,363,586.55	26,835,049.07	Less: investment returned	64		
deferred assets	31			net paid-in capital	65	40,000,000.00	40,000,000.00
long term unamortized expenses	32			APIC	66	10,052,387.66	10,052,387.66
other long term assets	33			surplus reserves	67		
total intangible assets and other assets	34	27,363,586.55	26,835,049.07	Among:legal public welfare fund	68		
				retained earnings	69	1,209,016.07	10,188,119.94
deferred taxes				unrecoganized earning	70		
deferred taxes assets	35			total shareholders' equity	71	51,261,403.73	60,240,507.60
total assets	36	55,175,120.49	76,332,242.12	total liabilities and shareholders' equity	72	55,175,120.49	76,332,242.12

legal representative : Gao Shuping　　Accounting Department Head: : Kong Xinran　　Submitter : Kon Xinran

STATEMENTS OF INCOME (LOSS)

Producer:Yongkang Sorou Electric Co., Ltd

Dec-12

Item	Line	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	amount in current month	accumulative amount of this year	Less:goods delivered before but invoiced during current period	add:new delivered goods during current period	sales adjusted in 2nd quarter	sales adjusted this year
1. sales	1	6,163,522.00	11,627,444.72	7,617,035.64	18,444,098.61	11,762,982.96	43,852,100.97				
less:COGS	3	3,937,900.84	11,292,157.97	4,360,237.65	13,229,740.70	9,470,749.15	32,820,037.16				
sales tax and surcharge	5		7,048.03	0.00	36,552.60	36,552.60	43,600.63				
2. Gross profits ("-" means loss)	**7**	**2,225,621.16**	**328,238.72**	**3,256,797.99**	**5,177,805.31**	**2,255,681.21**	**10,988,463.18**				
add: other operating income("-"means loss)	9	18,931.84	34,406.59	78,681.25	89,448.51	512.28	221,468.19				
less: selling expenses	11	96,382.00	94,806.00	106,599.00	109,089.00	34,296.00	406,876.00				
general and administrative expenses	13	406,190.60	425,077.38	383,989.95	396,018.44	108,652.37	1,611,276.37				
financial expenses	15	12,820.47	(232.98)	153.97	(249.26)	(480.38)	12,492.20				
3.operating income ("-"means loss)	**17**	**1,729,159.93**	**(157,005.09)**	**2,844,736.32**	**4,762,395.64**	**2,113,725.50**	**9,179,286.80**				
add:investment income ("-" means loss)	19										
subsidy income	21										
other income	23	5,862.50	324.00	2,213.41	0.00	0.00	8,399.91				
other expenses	25	9,857.14	3,815.00		7,800.00	0.00	21,472.14				
4. total income("-"means loss)	**27**	**1,725,165.29**	**(160,496.09)**	**2,846,949.73**	**4,754,595.64**	**2,113,725.50**	**9,166,214.57**				
less: income tax	29				187,110.70	187,110.70	187,110.70				
5.net profit("-"means loss)	**30**	**1,725,165.29**	**(160,496.09)**	**2,846,949.73**	**4,567,484.94**	**1,926,614.80**	**8,979,103.87**				

legal representative：Gao Shuping

Submitter：Kon Xinran

Accouting Head：Kon Xinran